

July 20, 2009

Mail Stop 4631

Via U.S. mail

Jianhua Zhu
Chief Executive Officer
Lihua International, Inc.
c/o Lihua Holdings Limited
Houxiang Five Star Industry District
Danyang City, Jiangsu Province, PR China 212312

Re: **Lihua International, Inc.**
     Registration Statement on Form S-1 Amendment No.1
     Filed on: July 13, 2009
     File No.: 333-159705

Dear Mr. Zhu:

     We have limited our review of your filing to those issues we have addressed in our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 3 of our letter dated June 29, 2009 stating your position that the Offering Escrow Shares "are covered by the firm commitment underwriting by Maxim". You also state that the "sale of the Offering Escrow Shares will occur *at the time* [emphasis added] of the public offering". However, we understand that the distribution of these shares to the IPO investors is contingent upon whether the 2009 financial targets are met, and that they may ultimately be returned to the Offering Escrow Stockholders. Further, it is not apparent what risk the principal underwriter has undertaken with respect to these shares, or that it will have taken and paid for these shares at any stage in the distribution. We believe that these factors are not consistent with the true nature of a firm commitment underwriting arrangement. Also, as disclosed in the registration statement, it is clear that the distribution of the Offering Escrow Shares, if it occurs, will be done on a delayed basis and not at the time of the IPO. For these reasons, we believe the offering of the Offering Escrow Shares is not a

part of the firm commitment underwriting. Because of Magnify Wealth's relationship with the company, we also believe that the offering of the Offering Escrow Shares by Magnify, and possibly other selling shareholders, may not be true secondary offerings. As such, please revise your disclosures to characterize the offering of the Offering Escrow Shares as a primary offering by the Offering Escrow Stockholders, and identify them as underwriters in your prospectus. Also revise your prospectus throughout to remove the implication that the shares are a part of the firm commitment underwriting by Maxim. We may have further comments following the review of your response.

2. We note your response to comment 7 of our letter dated June 29, 2009. In light of our comment above, please re-examine the underwriter's role with respect to the Offering Escrow Shares and revise your disclosure accordingly.

Risk Factors, page 12

If the additional shares issued pursuant to the Make Good Provision were treated as distribution…, page 15

3. Pursuant to Item 601(b)(8) of Regulation S-K, a tax opinion may need to be filed "where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing." We note that in addition to this risk factor disclosure, you also discuss the material tax consequences of the Make Good Provision on page 109 of the registration statement. Please advise us why a tax opinion regarding tax consequences material to an investor as result of an investment in the IPO is not required to be filed. We may have additional comments upon review of your response.

Selling Stockholder, page 96

4. We note your revised disclosure in response to comment 2 of our letter dated June 29, 2009. Please explain how the shares being offered by the selling stockholders were issued, and describe the material terms of the agreement(s) pursuant to which these shares were issued, the aggregate proceeds to the company and whether these shares have any registration or other similar rights. If such information is contained in other parts of the registration statement, please include here a reference of such discussion.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: **<u>Via Facsimile @ (212) 407-4990</u>**

Mitchell S. Nussbaum, Esq.
Tahra T. Wright, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154